# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3040 POST OAK BLVD., 3040 POST OAK BLVD., HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0002106572-26-000002
Filed by CIK 0002106572
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060434

## Reporting persons
- EEME Energy SPV I, LLC (CIK 0002106572): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), subject company funds (SC); sole voting power 228,897,417.6; shared voting power 0; sole dispositive power 228,897,417.6; shared dispositive power 0; aggregate amount beneficially owned 228,897,417.6 (38.3% of the class)
- Majique Ladnier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), subject company funds (SC); sole voting power 270,564,515.6; shared voting power 0; sole dispositive power 270,564,515.6; shared dispositive power 0; aggregate amount beneficially owned 270,564,515.6 (45.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 3040 POST OAK BLVD., 3040 POST OAK BLVD., HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Residence or business address:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Present principal occupation or employment:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Criminal convictions in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Civil proceedings (securities laws) in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Citizenship:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares acquired by the Reporting Persons were acquired by converting promissory notes in the principal amount of $8,400,000 into shares of XCF stock, outright purchases of XCF stock, and payment of an advisory fee. The amounts paid to XCF for the promissory notes and outright purchases of XCF stock were obtained from loans by investors to EEME.

On October 16, 2026, EEME acquired 119,397,858 shares of XCF common stock upon XCF?s acquisition of 100% of the stock of Southern Energy Renewables, Inc. pursuant to the Business Combination Agreement by and among XCF Global, Inc., Devvstream Corp., Southern Energy Renewables Inc., Southern Merger Sub Inc. and Devvstream Merger Sub Inc. dated April 13, 2026 (the "BCA").

## Item 4. Purpose of Transaction
Purpose of transaction:
EEME is seeking financing proposals for XCF in the aggregate amount of $200 million in order to recapitalize XCF and possible reduce other debt on XCF's balance sheet and possibly assist in its recently proposed pending acquisitions. Proposed term sheets for this financing have been submitted to XCF. The acceptance of any such proposal is in the discretion of XCF's Board of Directors and management. The closing of an such financing will be subject to acceptable terms and conditions of such proposal by both parties.

While EEME desires for any such proposal to benefit XCF and its shareholders at large, it is possible that the lender(s) or investor(s) extending any such proposal could acquire some or all of EEME's shares in XCF in the future.

EEME recognizes that foreign markets are valuing companies that produce SAF and other renewable energy products at significat premiums compared to the U.S. markets, and as a result, EEME intends to urge XCF to explore a dual listing of its shares on a foreign market.

EEME intends to vote against XCF's recent proposal to conduct a reverse stock split. EEME believes taht if XCF meets its 2027 projections, then a reverse stock split will not be necessary. Nonetheless, if XCF's Board of Directors continues to believe that a reverse stock split is necessary to prevent delisting from the Nasdaq Stock Exchange, then EEME will urge XCF's Board of Directors to consider taking XCF private, or temporarily trade on the OTC Markets, and re-list in the future once XCF is in compliance with Nasdaq or NYSE listing requirements. EEME is not seeking proxies from shareholders with respect to the reverse stock split proposal or any proposal relating to taking private or relisting XCF.

The Reporting Persons may purchase and sell common stock of the Company in their sole discretion and at such times as they deem convienient, subject to applicable law and the Lock-Up Agreement described in Item below. Other than as set forth above, the Reporting Persons do not intend to take any other actions described in subsections (a) through (j) of Item 4 of Schedule 13D at this time; however they reserve the right to do so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 228,897,417.60 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 27,479,983 shares of XCF common stock, and has the right to acquire warrants up to $99,000,000 of additional shares of XCF Class A Common Stock until December 31, 2026. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 228,897,417.60 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 27,479,983 shares of XCF common stock, and has the right to acquire warrants up to $99,000,000 of additional shares of XCF Class A Common Stock until December 31, 2026. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Transactions in the class effected during the past sixty days: On September 14, 2026, 6,891,798 shares were acquired by GL II pursuant to a Common Stock Purchase Warrant. Ms. Ladnier is the sole member of GL II.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person and the Company entered into a Company Support & Lock-Up Agreement as of April 13, 2026 (the "Lock-Up Agreement"), whereas the Reporting Person agreed to not trade the XCF shares issued pursuant to the BCA for 6 months after the Closing of the business combination set forth in the BCA.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex. 1 Joint Filing Agreement, incorporated by reference
Ex. 2 Company Support & Lock-Up Agreement, incorporated by reference

## Signatures
- EEME Energy SPV I, LLC: EEME Energy SPV I, LLC, Majique Ladnier, managing member (10/26/2026)
- Majique Ladnier: Majique Ladnier, Majique Ladnier (10/26/2026)